Reliance
Industries Limited

RECEIVED
2009 APR 21 A 8:25

File No.82-3300

April 15, 2009

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

09045914

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 49	April 14, 2009	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
2.	Clause 35	April 14, 2009	Disclosure of Shareholding Pattern
3.	BSE letter dated April 24, 2003	April 14, 2009	Disclosure of Shareholding Pattern in Free Float Indices
4.	Clause 41	April 15, 2009	Intimating that a meeting of the Board of Directors of the Company will be held on April 23, 2009.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box: 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax: 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

RECEIVED
2009 APR 21 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on March 31, 2009, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : **RELIANCE INDUSTRIES LIMITED**
Quarter ended on : **MARCH 31, 2009**

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in the Annual Report for the year 2007-08. Will also be disclosed in the Annual Report for 2008-09.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance with conditions of Corporate Governance attached with the Directors' Report forming part of the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09. ➢ Disclosures of the compliance with the mandatory requirements and adoption and/or non-adoption of non-mandatory requirements were made in the Section on Corporate Governance in the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Reliance
Industries Limited

April 14, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern as on March 31, 2009

We send herewith Shareholding Pattern of Equity Shares of the Company as on March 31, 2009, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

(I)(a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited
Scrip Code : 500325
Quarter ended : 31st March, 2009

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage (IX) = (VIII)/(IV)*100
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)
(A)	**Shareholding of Promoter and Promoter Group[2]**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.70	0.67	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	37	65 64 51 997	65 64 51 092	43.19	41.71	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any other (specify)							
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	6.89	6.65	0	0.00
	Sub - Total (A) (1)	**44**	**77 16 98 164**	**77 16 97 259**	**50.77**	**49.03**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any other (specify)							
	Sub - Total (A) (2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**44**	**77 16 98 164**	**77 16 97 259**	**50.77**	**49.03**	**0**	**0.00**
(B)	**Public Shareholding[3]**						N.A	N.A
(1)	**Institutions**						N.A	N.A
(a)	Mutual Funds / UTI	518	4 10 99 523	4 06 22 676	2.70	2.61		
(b)	Financial Institutions / Banks	377	18 75 969	17 57 550	0.12	0.12		
(c)	Central Government / State Government(s)	73	33 73 496	23 81 621	0.22	0.21		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	31	9 89 00 000	9 88 91 678	6.51	6.28		
(f)	Foreign Institutional Investors	1 110	25 16 57 706	25 15 32 449	16.56	15.99		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any other (specify)							
	Sub - Total (B) (1)	**2 109**	**39 69 06 694**	**39 51 85 974**	**26.11**	**25.22**	**N.A**	**N.A**
(2)	**Non-institutions**						N.A	N.A
(a)	Bodies Corporate	9 576	7 14 39 075	7 03 28 622	4.70	4.54		
(b)	Individuals							
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	21 17 132	15 70 19 730	10 88 50 415	10.33	9.98		
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	340	1 40 97 099	1 33 65 747	0.93	0.90		
(c)	Any other (specify)							
	i.NRIs/OCBs	28 147	1 10 89 216	70 93 296	0.73	0.70		
	ii.Clearing Member	738	34 49 090	34 49 090	0.23	0.22		
	iii. Shares held by Subsidiary Companies on which no voting rights are exercisable[4]	8	9 41 91 710	9 41 91 710	6.20	5.98		
	iv.Pending Confirmation	0	0	0	0.00	0.00		
	Sub - Total (B) (2)	**21 55 941**	**35 12 85 920**	**29 72 78 880**	**23.11**	**22.32**	**N.A**	**N.A**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**21 58 050**	**74 81 92 614**	**69 24 64 854**	**49.23**	**47.54**	**N.A**	**N.A**
	TOTAL (A) + (B)	**21 58 094**	**151 98 90 778**	**146 41 62 113**	**100.00**	**96.57**	**0**	**0.00**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 39 07 455	5 38 98 055	N.A	3.43	N.A	N.A
	GRAND TOTAL (A) + (B) + (C)	**21 58 095**	**157 37 98 233**	**151 80 60 168**		**100.00**	**0**	**0.00**

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A
[4]Voting Rights of Promoter & Promoter Group aggregate to 52.16% of the Company's Capital on which voting rights can be exercised.

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As as percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	6.65	0	0.00	0.00
2	Bahar Trading Private Limited	7 86 47 728	5.00	0	0.00	0.00
3	Eklavya Mercantile Private Limited	7 86 37 013	5.00	0	0.00	0.00
4	Bhumika Trading Private Limited	7 86 15 983	5.00	0	0.00	0.00
5	Anumati Mercantile Private Limited	7 82 63 407	4.97	0	0.00	0.00
6	Ekansha Enterprise Private Limited	7 76 36 240	4.93	0	0.00	0.00
7	Farm Enterprises Limited	4 60 38 645	2.93	0	0.00	0.00
8	Madhuban Merchandise Private Limited	3 42 33 723	2.18	0	0.00	0.00
9	Sanatan Textrade Private Limited	3 41 30 009	2.17	0	0.00	0.00
10	Amur Trading Private Limited	3 30 04 017	2.10	0	0.00	0.00
11	Tresta Trading Private Limited	3 29 11 094	2.09	0	0.00	0.00
12	Ornate Traders Private Limited	3 22 07 491	2.05	0	0.00	0.00
13	Krish Commercials Private Limited	1 54 84 125	0.98	0	0.00	0.00
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	0.95	0	0.00	0.00
15	Aavaran Textiles Private Limited	1 32 58 167	0.84	0	0.00	0.00
16	Smt.K D Ambani	36 65 227	0.23	0	0.00	0.00
17	Pams Investments and Trading Company Private Limited	31 84 983	0.20	0	0.00	0.00
18	Shri.M D Ambani	18 07 923	0.11	0	0.00	0.00
19	Smt.Nita Ambani	16 99 073	0.11	0	0.00	0.00
20	Ms.Isha M Ambani	16 82 195	0.11	0	0.00	0.00
21	Master Akash M Ambani	16 81 595	0.11	0	0.00	0.00
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10	0	0.00	0.00
23	Reliance Welfare Association	12 52 734	0.08	0	0.00	0.00
24	Terene Industries Private Limited	7 18 480	0.05	0	0.00	0.00
25	Guruvas Textiles Private Limited	4 65 000	0.03	0	0.00	0.00
26	Synergy Synthetics Private Limited	3 74 401	0.02	0	0.00	0.00
27	Vita Investments and Trading Company Private Limited	3 08 395	0.02	0	0.00	0.00
28	Reliance Consultancy Services Private Limited	2 52 922	0.02	0	0.00	0.00
29	Silvassa Hydrocarbons and Investments Private Limited	1 57 581	0.01	0	0.00	0.00
30	Reliance Industrial Infrastructure Limited	86 000	0.01	0	0.00	0.00
31	Deccan Finvest Private Limited	68 795	0.00	0	0.00	0.00
32	Master Anant M Ambani	50 000	0.00	0	0.00	0.00
33	Jogiya Traders Private Limited	10 010	0.00	0	0.00	0.00
34	Hercules Investments Private Limited	1 000	0.00	0	0.00	0.00
35	Nikhil Investments Company Private Limited	1 000	0.00	0	0.00	0.00
36	Real Fibres Private Limited	1 000	0.00	0	0.00	0.00
37	Jagdanand Investments and Trading Company Private Limited	150	0.00	0	0.00	0.00
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00	0	0.00	0.00
39	Kankhal Investments and Trading Company Private Limited	100	0.00	0	0.00	0.00
40	Kardam Commercials Private Limited	100	0.00	0	0.00	0.00
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00	0	0.00	0.00
42	Kshitij Commercials Private Limited	100	0.00	0	0.00	0.00
43	Nityapriya Commercials Private Limited	100	0.00	0	0.00	0.00
44	Priyash Commercials Private Limited	100	0.00	0	0.00	0.00
	TOTAL	**77 16 98 164**	**49.03**	**0**	**0.00**	**0.00**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	8 68 45 659	5.52
2	Europacific Growth Fund	1 61 30 000	1.02
	TOTAL	**10 29 75 659**	**6.54**
Statement showing shareholding by subsidiary companies holding more than 1% of the total numberof shares on which no voting rights are exercisable			
1	Reliance Chemicals Private Limited	3 11 19 999	1.98
2	Reliance Polyolefins Private Limited	3 05 97 462	1.94
3	Reliance Universal Enterprises Private Limited	2 84 73 949	1.81
	TOTAL	**9 01 91 410**	**5.73**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Category of shareholders (Promoters/Public)	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Anumati Mercantile Private Limited	3 47 00 000	Promoter	2.20
2	Bahar Trading Private Limited	3 45 00 000	Promoter	2.19
3	Eklavya Mercantile Private Limited	1 73 00 000	Promoter	1.10
4	Bhumika Trading Private Limited	1 72 00 000	Promoter	1.09
5	Ekansha Enterprise Private Limited	1 63 00 000	Promoter	1.04
6	Reliance Universal Enterprises Private Limited	17 29 606		0.11
7	Sushil Kumar (Shares allotted under ESOS)	200	Public	0.00
	Total	**12 17 29 806**		**7.73**

Reliance Industries
MUMBAI

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	26953728	53907455	3.43
	TOTAL	26953728	53907455	3.43

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance
Industries Limited

~~January~~ April 14, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern for Free-Float Indices

We send herewith Shareholding Pattern as on March 31, 2009 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 **Quarter Ended** 31st March, 2009

Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.67
2	Indian Corporate Bodies/ Trusts/ Partnerships	76 11 12 151	48.36
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A*	**77 16 98 164**	**49.03**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here____________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**		0.00
1	Shares held by a subsidiary company on which no voting rights are exercisable	17 29 606	0.11
2	Sushil Kumar (Shares allotted under ESOS)	200	
	Sub Total E	**17 29 806**	0.11
	Sub Total I	**77 34 27 970**	**49.14**

*** Voting rights of promoter & promoter group aggregate to 52.16% of the Company's Capital on which voting rights can be exercised**

....contd

Reliance Industries MUMBAI

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	17 08 48 693	10.86
2	Indian Corporate Bodies/Trusts/Partnerships	7 14 39 075	4.54
3	Independent Directors & Relatives	2 67 936	0.02
4	Present Employees		0.00
5	Banks/Financial Institutions	20 99 774	0.13
6	Central/State Govt.	33 73 496	0.21
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	9 89 00 000	6.28
9	Mutual Funds	4 08 75 718	2.60
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**38 78 04 692**	**24.64**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 27 373	0.01
15	Foreign Institutional Investors (SEBI-registered)	25 16 57 706	15.99
16	Non Resident Indians (Individuals)	1 09 61 843	0.70
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**26 27 46 922**	**16.70**
C	**GDRs/ADRs/ADSs**	5 39 07 455	3.43
	Sub Total C	**5 39 07 455**	**3.43**
D	**OTHERS (Please specify here __________________)**		
1	Clearing Member	34 49 090	0.22
2	Shares held by Subsidiary Companies on which no voting rights are exercisable	9 24 62 104	5.88
	Sub Total D	**9 59 11 194**	**6.09**
	Sub Total II	**80 03 70 263**	**50.86**
	Grand Total	**1 57 37 98 233**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**77 34 27 970**	49.14
Shares held by subsidiary companies on which no voting rights are exercisable	**9 24 62 104**	5.88
Total Free-float	**70 79 08 159**	44.98
Grand Total	**1 57 37 98 233**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 25 71 43 856**	79.88
Total Foreign Holding	**31 66 54 377**	20.12
Grand Total	**1 57 37 98 233**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 31st March, 2009

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	6.65	I-A-2
2	Bahar Trading Private Limited	7 86 47 728	5.00	I-A-2
3	Eklavya Mercantile Private Limited	7 86 37 013	5.00	I-A-2
4	Bhumika Trading Private Limited	7 86 15 983	5.00	I-A-2
5	Anumati Mercantile Private Limited	7 82 63 407	4.97	I-A-2
6	Ekansha Enterprise Private Limited	7 76 36 240	4.93	I-A-2
7	Farm Enterprises Limited	4 60 38 645	2.93	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.18	I-A-2
9	Sanatan Textrade Private Limited	3 41 30 009	2.17	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.10	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.09	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.05	I-A-2
13	Krish Commercials Private Limited	1 54 84 125	0.98	I-A-2
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	0.95	I-A-2
15	Aavaran Textiles Private Limited	1 32 58 167	0.84	I-A-2
16	Smt.K D Ambani	36 65 227	0.23	I-A-1
17	Pams Investments and Trading Company Private Limited	31 84 983	0.20	I-A-2
18	Shri.M D Ambani	18 07 923	0.11	I-A-1
19	Smt.Nita Ambani	16 99 073	0.11	I-A-1
20	Ms.Isha M Ambani	16 82 195	0.11	I-A-1
21	Master Akash M Ambani	16 81 595	0.11	I-A-1
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10	I-A-2
23	Reliance Welfare Association	12 52 734	0.08	I-A-2
24	Terene Industries Private Limited	7 18 480	0.05	I-A-2
25	Guruvas Textiles Private Limited	4 65 000	0.03	I-A-2
26	Synergy Synthetics Private Limited	3 74 401	0.02	I-A-2
27	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
28	Reliance Consultancy Services Private Limited	2 52 922	0.02	I-A-2
29	Silvassa Hydrocarbons and Investments Private Limited	1 57 581	0.01	I-A-2
30	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
31	Deccan Finvest Private Limited	68 795	0.00	I-A-2
32	Master Anant M Ambani	50 000	0.00	I-A-1
33	Jogiya Traders Private Limited	10 010	0.00	I-A-2
34	Hercules Investments Private Limited	1 000	0.00	I-A-2
35	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
36	Real Fibres Private Limited	1 000	0.00	I-A-2
37	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
39	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
40	Kardam Commercials Private Limited	100	0.00	I-A-2
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
42	Kshitij Commercials Private Limited	100	0.00	I-A-2
43	Nityapriya Commercials Private Limited	100	0.00	I-A-2
44	Priyash Commercials Private Limited	100	0.00	I-A-2
	Total	**77 16 98 164**	**49.03**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 **Quarter Ended** 31st March, 2009

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	8 68 45 659	5.52	II-A-8	NIL
2	Europacific Growth Fund	1 61 30 000	1.02	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	5 39 07 455	3.43	II-C	NIL
	Total	**15 68 83 114**	**9.97**		

Statement showing shareholding by subsidiary companies holding more than 1% of the total number of shares on which no voting rights are exercisable

1	Reliance Chemicals Private Limited	3 11 19 999	1.98
2	Reliance Polyolefins Private Limited	3 05 97 462	1.94
3	Reliance Universal Enterprises Private Limited *	2 67 44 343	1.70
	TOTAL	**8 84 61 804**	**5.62**

* Out of total holding of 2,84,73,949 shares 17,29,606 sharesare under lock-in and 2,67,44,343 shares are under free-float

Reliance Industries Limited MUMBAI

Reliance
Industries Limited

April 15, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub.: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, April 23, 2009** to consider and approve, inter alia, the unaudited financial results of the Company for the quarter/ year ended March 31, 2009.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Reliance
Industries Limited

April 16, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sir,

Sub.: Amalgamation of Reliance Petroleum Limited with the Company

Pursuant to requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic Stock Exchanges, for your information and record:-

Sl. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	31	April 16, 2009	Forwarding a copy of the newspaper cuttings of the notices of the date of hearing of petition on May 8, 2009 at Mumbai in connection of Amalgamation of Reliance Petroleum Limited with the Company

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Shashikala Rao
Vice President - Corporate Secretarial

Encl.: As above

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box: 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone: 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax: 022-2204 2268, 2285 2214 Website: www.ril.com

THE TIMES OF INDIA, MUMBAI *
THURSDAY, APRIL 16, 2009

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 296 OF 2009
CONNECTED WITH
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Petition under Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

And

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021.) .....Petitioner Company

NOTICE OF HEARING OF THE PETITION

A Petition under Sections 391 to 394 of the Companies Act, 1956 for sanctioning the Scheme of Amalgamation of Reliance Petroleum Limited (the "Transferor Company") with Reliance Industries Limited (the "Petitioner Company") was presented by the Petitioner Company on the 6th day of April, 2009 and the same was admitted by the Hon'ble Bombay High Court on 9th day of April, 2009. The aforesaid Petition is fixed for hearing before the Hon'ble Judge of the Hon'ble Bombay High Court taking Company matters on Friday the 8th day of May, 2009 at 11:00 o'clock in the forenoon or soon thereafter.

Any person desirous of supporting or opposing the said Petition, should send to the Petitioner Company at its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021 or to M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Petitioner Company's Advocates at their below mentioned address, a notice of his intention, signed by him or his Advocate, with his name and address, so as to reach the Petitioner Company or the Petitioner Company's Advocates not later than two days before the date fixed for hearing of the aforesaid Petition. Where such person seeks to oppose the aforesaid Petition, the grounds of his opposition or a copy of affidavit in that behalf shall be furnished with such notice.

A copy of the aforesaid Petition can be obtained from the Advocates for the Petitioner Company between 11:30 a.m. and 4:30 p.m. on any working day except Saturday before the date of hearing of the Petition on payment of prescribed charges for the same.

Dated this 15th day of April, 2009

Address:
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Peninsula Chambers 5th Floor,
Peninsula Corporate Park,
Ganpatrao Kadam Marg,
Lower Parel, Mumbai 400013.

Sd/-
Sharad Mathkar
Partner
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Advocates for the Petitioner Company

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 296 OF 2009
CONNECTED WITH
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

And

In the matter of Petition under Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

And

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated)
under the Companies Act, 1956, and having its)
registered office at 3rd Floor, Maker Chambers IV,)
222, Nariman Point, Mumbai- 400 021.) .....Petitioner Company

NOTICE OF HEARING OF THE PETITION

A Petition under Sections 391 to 394 of the Companies Act, 1956 for sanctioning the Scheme of Amalgamation of Reliance Petroleum Limited (the "Transferor Company") with Reliance Industries Limited (the "Petitioner Company") was presented by the Petitioner Company on the 6th day of April, 2009 and the same was admitted by the Hon'ble Bombay High Court on 9th day of April, 2009. The aforesaid Petition is fixed for hearing before the Hon'ble Judge of the Hon'ble Bombay High Court taking Company matters on Friday the 8th day of May, 2009 at 11:00 o'clock in the forenoon or soon thereafter.

Any person desirous of supporting or opposing the said Petition, should send to the Petitioner Company at its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021 or to M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co., Petitioner Company's Advocates at their below mentioned address, a notice of his intention, signed by him or his Advocate, with his name and address, so as to reach the Petitioner Company or the Petitioner Company's Advocates not later than two days before the date fixed for hearing of the aforesaid Petition. Where such person seeks to oppose the aforesaid Petition, the grounds of his opposition or a copy of affidavit in that behalf shall be furnished with such notice.

A copy of the aforesaid Petition can be obtained from the Advocates for the Petitioner Company between 11:30 a.m. and 4:30 p.m. on any working day except Saturday before the date of hearing of the Petition on payment of prescribed charges for the same.

Dated this 15th day of April, 2009

Address:
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Peninsula Chambers 5th Floor,
Peninsula Corporate Park,
Ganpatrao Kadam Marg,
Lower Parel, Mumbai 400013.

Sd/-
Sharad Mathkar
Partner
M/s. Amarchand & Mangaldas &
Suresh A. Shroff & Co.
Advocates for the Petitioner Company

महाराष्ट्र टाइम्स

मुंबई ■ १६ एप्रिल २००९

मुंबई उच्च न्यायालयातील
मूळ सर्वसाधारण दिवाणी अधिकारक्षेत्र
२००९ चा कंपनी दावा क्र.२९६
२००९ च्या कंपनी अर्ज क्रमांक २८८ शी संलग्न

कंपनी कायदा, १९५६ च्या प्रकरणी;

आणि

कंपनी कायदा, १९५६ च्या कलम ३९१ ते ३९४ अंतर्गत याचिकेच्या प्रकरणी;

आणि

रिलायन्स इंडस्ट्रीज लिमिटेड, कंपनी कायदा १९५६ खाली स्थापन करण्यात आलेली आणि ३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉइंट, मुंबई – ४०० ०२१, येथे नोंदणीकृत कार्यालय असलेल्या कंपनीच्या प्रकरणी;

आणि

रिलायन्स पेट्रोलियम लिमिटेडचे रिलायन्स इंडस्ट्रीज लिमिटेडमध्ये विलिनिकरण करण्याच्या योजनेच्या प्रकरणी.

रिलायन्स इंडस्ट्रीज लिमिटेड, कंपनी कायदा १९५६ खाली स्थापन)
करण्यात आलेली आणि ३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन)
पॉइंट, मुंबई – ४०० ०२१, येथे नोंदणीकृत कार्यालय असलेली कंपनी.) ... याचिकाकर्ता कंपनी

याचिकेवरील सुनावणीची नोटिस

कंपनी कायदा १९५६ मधील कलम ३९१ ते ३९४ अन्वये, रिलायन्स पेट्रोलियम लिमिटेड ("हस्तांतरण करणारी कंपनी") चे रिलायन्स इंडस्ट्रीज लिमिटेड ("याचिकाकर्ता कंपनी") मध्ये विलिनिकरण करण्याच्या योजनेला मंजुरी देण्याच्या प्रकरणी याचिकाकर्ता कंपनीने ६ एप्रिल २००९ रोजी याचिका सादर केली असून ९ एप्रिल २००९ रोजी सदर याचिका मान. मुंबई उच्च न्यायालयाने दाखल करून घेतली आहे. सदर याचिकेची सुनावणी मान. मुंबई उच्च न्यायालयाच्या कंपनी प्रकरणे हाताळणाऱ्या मान. न्यायमुर्तींसमोर शुक्रवार दिनांक ८ मे २००९ रोजी सकाळी ११ वाजता किंवा त्यानंतर लगेचच निश्चित करण्यात आली आहे.

सदर याचिकेसंबंधी कोणाही व्यक्तीला पाठिंबा द्यायचा असल्यास किंवा विरोध करायचा असल्यास याचिकाकर्ता कंपनीकडे त्यांचे ३रा मजला, मेकर चेम्बर्स ४, २२२, नरिमन पॉइंट, मुंबई – ४०० ०२१ येथील नोंदणीकृत कार्यालयात किंवा याचिकाकर्ता कंपनीचे वकिल मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड सुरेश ए. श्रॉफ ॲण्ड कंपनी, ह्यांच्या खाली नमूद करण्यात आलेल्या पत्यावर त्यांनी किंवा त्यांच्या वकिलांनी स्वाक्षरी केलेली व त्यांचे नाव व पत्ता असलेली तशी त्यांच्या सदर उद्दिष्टांसंबंधी सूचना, वरील याचिकेच्या सुनावणीसाठी निश्चित करण्यात आलेल्या तारखेच्या दोन दिवस अगोदर याचिकाकर्ता कंपनी किंवा याचिकाकर्ता कंपनीचे वकिल यांना मिळेल अशा प्रकारे, पाठवावी. जेथे सदर व्यक्तीला वरील अर्जाला विरोध करायचा असेल तेथे सदर सूचनेसोबत त्यांच्या विरोधाची कारणे अथवा त्या संबंधी प्रतिज्ञापत्राची प्रत जोडावी.

सदर याचिकेची प्रत याचिकाकर्ता कंपनीच्या वकीलांकडून याचिकेवरील सुनावणीच्या तारिखे अगोदर, शनिवार वगळता कोणत्यादी कामकाजाच्या दिवशी सकाळी ११.३० ते दुपारी ४.३० या वेळेत, निश्चित केलेले शुल्क भरल्यावर मिळवता येईल.

दिनांक: १५ एप्रिल २००९

पत्ता:
मेसर्स अमरचंद ॲण्ड मंगलदास ॲण्ड
सुरेश ए. श्रॉफ ॲण्ड कंपनी,
पेनिन्सुला चेम्बर्स, ५वा मजला,
पेनिन्सुला कॉर्पोरेट पार्क,
गणपत राव कदम मार्ग, लोअर परळ,
मुंबई ४०० ०१३

सही/–
श्री. शरद मठकर
पार्टनर
मेसर्स अमरचंद ॲण्ड
मंगलदास ॲण्ड सुरेश ए. श्रॉफ ॲण्ड कंपनी,
याचिकाकर्ता कंपनीचे वकिल

मुम्बई समाचार

મુંબઈ, ગુરુવાર, તા. ૧૬-૪-૨૦૦૯

ઉચ્ચ ન્યાયાલય મુંબઈની હુકુમત તેના સાધારણ મૂળભૂત નાગરી ન્યાયક્ષેત્રમાં કંપની અરજી નં. ૨૯૬, ૨૦૦૯ કંપની અરજી નં. ૨૮૮, ૨૦૦૯ થી સંદર્ભિત

કંપનીઝ ઍક્ટ, ૧૯૫૬ની બાબતમાં;

અને

કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

અને

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૩જો માળ, મેકર ચેમ્બર્સ ૪, ૨૨૨, નરિમન પૉઈન્ટ, મુંબઈ-૪૦૦ ૦૨૧, ખાતે છે એની બાબતમાં;

અને

રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે રિલાયન્સ પેટ્રોલિયમ લિમિટેડના એકત્રિકરણની યોજનાની બાબતમાં.

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ અને એનું નોંધણીકૃત)
કાર્યાલય ૩જો માળ, મેકર ચેમ્બર્સ ૪, ૨૨૨, નરિમન)
પૉઈન્ટ, મુંબઈ-૪૦૦ ૦૨૧, ખાતે છે) ... અરજકર્તા કંપની

અરજીની સુનાવણીની સૂચના

કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ હેઠળ રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ ("અરજકર્તા કંપની") સાથે રિલાયન્સ પેટ્રોલિયમ લિમિટેડના ("ટ્રાન્સફરર કંપની") એકત્રિકરણની યોજનાની મંજૂરી માટે અરજકર્તા કંપની દ્વારા ૬ઠ્ઠી એપ્રિલ, ૨૦૦૯ના રોજ અરજી રજૂ કરવામાં આવી હતી અને એ અરજી મુંબઈના માનનીય ઉચ્ચ ન્યાયાલય દ્વારા ૯મી એપ્રિલ, ૨૦૦૯ના રોજ સ્વીકારવામાં આવી હતી. કથિત અરજીની સુનાવણી માટે શુક્રવાર, ૮મી મે, ૨૦૦૯ની તારીખ સુનિશ્ચિત કરવામાં આવી છે, અને એ જ દિવસે સવારે ૧૧:૦૦ કલાકે અથવા ત્યાર પછી તરત જ માનનીય ઉચ્ચ ન્યાયાલય, મુંબઈના માનનીય ન્યાયાધિશ સમક્ષ કંપનીની બાબત રજૂ કરાશે.

કોઈ પણ વ્યક્તિને કથિત અરજી બાબત સહકાર અથવા વિરોધ નોંધાવવાની ઈચ્છા હોય એણે અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ૩જો માળ, મેકર ચેમ્બર્સ ૪, ૨૨૨, નરિમન પૉઈન્ટ, મુંબઈ-૪૦૦ ૦૨૧ અથવા અરજકર્તા કંપનીના એડવોકેટ મેસર્સ અમરચંદ ઍન્ડ મંગલદાસ ઍન્ડ સુરેશ એ. શ્રોફ ઍન્ડ કંપનીને નીચે જણાવેલ સરનામે, તેના ઈરાદા, તેની સહી અથવા તેના એડવોકેટે કરેલી સહી સાથેની સૂચના અરજકર્તા કંપનીને અથવા અરજકર્તા કંપનીના એડવોકેટને કથિત અરજીની સુનાવણી માટેની નક્કી થયેલી તારીખના બે દિવસ પહેલા સુધીમાં પહોંચાડવી. કથિત અરજીનો વિરોધ કરવા ઈચ્છતી વ્યક્તિએ એના વિરોધનો આધાર અથવા એ માટેની એફિડેવિટની નકલ આવી સૂચના સાથે મોકલવાની રહેશે.

કથિત અરજીની નકલ, અરજીની સુનાવણી પહેલા શનિવાર સિવાય કામકાજના કોઈ પણ દિવસે સવારે ૧૧:૩૦થી સાંજના ૪:૩૦ દરમિયાન અરજકર્તાના એડવોકેટ્સ પાસેથી નિર્દિષ્ટ ખર્ચની ચુકવણી કરીને મેળવી શકાય છે.

તારીખઃ ૧૫ એપ્રિલ, ૨૦૦૯

સરનામુંઃ	
મેસર્સ અમરચંદ ઍન્ડ મંગલદાસ ઍન્ડ	સહી/-
સુરેશ એ. શ્રોફ ઍન્ડ કંપની	શ્રી શરદ મઠકર
પેનિન્સ્યુલા ચેમ્બર્સ ૫મો માળ,	પાર્ટનર
પેનિન્સ્યુલા કૉર્પોરેટ પાર્ક,	મેસર્સ અમરચંદ ઍન્ડ મંગલદાસ ઍન્ડ
ગણપતરાવ કદમ માર્ગ,	સુરેશ એ. શ્રોફ ઍન્ડ કંપની
લોઅર પરેલ, મુંબઈ ૪૦૦ ૦૧૩.	અરજકર્તા કંપનીના એડવોકેટ્સ